UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2006

GRUPO AEROPORTUARIO DEL PACIFICO S.A. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO INFORMS REGARDING THE LEGAL PROCEEDING AGAINST THE MINISTRY OF FINANCE AND PUBLIC CREDIT

Guadalajara, Jalisco, Mexico City, December 14, 2006 - Grupo Aeroportuario del Pacífico, S.A. de C.V. (NYSE:PAC; BMV:GAP) (“the Company” or “GAP”) today announced an update on developments in the legal proceeding against the Ministry of Finance and Public Credit, which was previously described in a press release dated October 20, 2006 and was also discussed in the third quarter press release issued on October 23, 2006.

For the airports of Aguascalientes, Hermosillo, La Paz, Los Mochis, Morelia and Manzanillo, the Company obtained approval to calculate the asset tax basis taking into account only the strategic partner’s 15% ownership interest in the Company, thus reducing the asset tax basis for these airports in accordance with the decision made by the federal appellate court in Mexico City. The financial effects of this resolution for the abovementioned airports will be reflected in the year-end 2006 results.

With respect to the airports of Guadalajara, Tijuana, Los Cabos, Puerto Vallarta and Bajio, on December 7, 2006, the Company was notified of an appeal presented by the Ministry of Finance and Public Credit to the decision of the federal administrative and tax courts leaving a final ruling on this matter to a federal appellate court in Mexico City. Consequently, and considering the approaching year-end, the Company anticipates that no decision will be made during 2006, and will most likely occur in 2007. As a result, the financial effects on this group of airports will be reflected upon the final judicial resolution on this matter or the approval to calculate the asset tax basis in the same manner as that of the first group of airports.

The Company believes that the decision reached by the federal appellate court in Mexico City for the first group of airports represents a favorable precedent that could be considered by the appellate court that will preside over the case for the second group of airports.

***

For more information please visit www.aeropuertos gap.com.mx or contact:

In Mexico	In the U.S.
Rodrigo Guzman, Chief Financial Officer	Maria Barona
Miguel Aliaga, Investor Relations Officer	Peter Majeski
Grupo Aeroportuario del Pacífico, S.A. de C.V.	i-advize Corporate Communications, Inc.
Tel: 01 (333) 8801100 ext 212/241	Tel: 212 406 3690
maliagag@aeropuertosgap.com.mx	gap@i-advize.com

Company Description:

Grupo Aeroportuario del Pacífico, S.A. de C.V. (GAP) operates 12 airports throughout the Mexican Pacific region, including the main cities such as Guadalajara and Tijuana, four tourist destinations in Puerto Vallarta, Los Cabos, La Paz and Manzanillo, in addition to six other medium-sized cities such as Hermosillo, Bajío, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, the shares of GAP were listed on the New York Stock Exchange under the symbol “PAC” and on the Mexican Stock Exchange under the symbol “GAP”.

This press communication may contain in the statements some estimates. These statements are non-historical facts and are based upon the current vision of the administration of GAP on the future economic circumstances, industry conditions, performance of the company and financial results. The words “anticipated”, “believes”, “estimates”, “expects”, “plans” and such other similar expressions, in connection with the Company, are intended to identify the estimations or expectations. The statements regarding the statement or payment of dividends, the implementation of the main operation and financial strategies and capital investment plans, the course of future operations and the factors or streams that affect the financial condition, cash flow for prompt payment or the results of operations are examples of the stated estimations. Such statements show the current vision of the management and are subject to several risks and possible future events. There is no guaranty that the expected events, streams or results will actually occur. The statements are based upon several assumptions and factors, including the general economic and market conditions, industry conditions and the operation factors. Any change in such assumptions or factors could cause the actual results to be materially different from the current expectations.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacifico, S.A. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: December 14, 2006